YouSolar, Inc.
A Delaware Corporation

Financial Statements and Independent Auditor's Report
December 31, 2020 and 2019

YOUSOLAR INC.

TABLE OF CONTENTS



To the Board of Directors of
YouSolar, Inc.
Emeryville, California

INDEPENDENT AUDITOR'S REPORT

Opinion

We have audited the accompanying financial statements of YouSolar, Inc. (the "Company") which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of operations, changes in stockholder's deficit, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 3 to the financial statements, the Company generated negative cash flows from operations and incurred net losses of $1,150,018 and $744,141 for the years ended December 31, 2020 and 2019, respectively, has a working capital deficit of $595,078 and accumulated deficit of $6,390,481 as of December 31, 2020, and has not generated significant revenues to date. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans regarding these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Artesian CPA, LLC

Artesian CPA, LLC
Denver, Colorado
December 21, 2021

Artesian CPA, LLC
1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

YOUSOLAR INC.
Balance Sheets
As of December 31, 2020 and 2019

		December 31, 2020		December 31, 2019
ASSETS				
Current Assets:				
Cash	$	122,128	$	24,553
Accounts receivable		1,655		-
Notes receivable		29,817		25,817
Notes receivable - related party		26,971		19,441
Escrow receivable		49,078		-
Inventory		112,953		11,016
Prepaid expenses		4,750		2,500
Total Current Assets		347,352		83,327
Non-Current Assets:				
Property and equipment, net		2,573		3,275
Intangible assets, net		380,328		393,478
Deposits		9,865		5,089
Total Non-Current Assets		392,766		401,842
TOTAL ASSETS	$	740,118	$	485,169

YOUSOLAR INC.
Balance Sheets
As of December 31, 2020 and 2019

	December 31, 2020	December 31, 2019
LIABILITIES AND STOCKHOLDERS' DEFICIT		
Liabilities:		
Current Liabilities:		
Accounts payable and accrued expenses	$ 166,418	$ 251,723
Customer deposits	119,383	57,500
Notes payable	303,000	282,000
Notes payable - related party	66,737	68,603
Convertible notes payable	131,900	131,900
Interest payable	94,501	93,956
Paycheck Protection Program loan	53,110	-
Due to related party	7,381	7,381
Total Current Liabilities	942,430	893,063
Non-Current Liabilities:		
SAFE liability	88,000	20,000
Total Non-Current Liabilities	88,000	20,000
Total Liabilities	1,030,430	913,063
Stockholders' Deficit:		
Series Seed-1 Preferred stock, $0.000001 par, 6,552,714 shares authorized, 6,207,787 shares issued and outstanding as of both December 31, 2020 and 2019. Liquidation preference of $3,096,134 as of both December 31, 2020 and 2019.	6	6
Series Seed-2 Preferred stock, $0.000001 par, 2,611,616 shares authorized, 2,557,431 shares issued and outstanding as of both December 31, 2020 and 2019. Liquidation preference of $767,229 as of both December 31, 2020 and 2019.	3	3
Series Seed-3 Preferred stock, $0.000001 par, 2,018,566 shares authorized, 2,018,566 shares issued and outstanding as of both December 31, 2020 and 2019. Liquidation preference of $529,874 as of both December 31, 2020 and 2019.	2	2
Series Seed-4 Preferred stock, $0.000001 par, 2,309,579 shares authorized, 2,309,579 shares issued and outstanding as of both December 31, 2020 and 2019. Liquidation preference of $519,655 as of both December 31, 2020 and 2019.	2	2
Series Seed-5 Preferred stock, $0.000001 par, 1,814,742 shares authorized, 1,814,742 shares issued and outstanding as of both December 31, 2020 and 2019. Liquidation preference of $166,866 as of both December 31, 2020 and 2019.	2	2
Series Seed-6 Preferred stock, $0.000001 par, 4,559,507 shares authorized, 4,517,668 shares issued and outstanding as of both December 31, 2020 and 2019. Liquidation preference of $338,825 as of both December 31, 2020 and 2019.	5	5
Series A Preferred stock, $0.000001 par, 16,574,586 shares authorized, 9,752,474 and 8,537,008 shares issued and outstanding as of December 31, 2020 and 2019, respectively. Liquidation preference of $882,599 and $772,599 as of December 31, 2020 and 2019, respectively.	10	9
Class A common stock, $0.000001 par, 67,000,000 shares authorized, 8,855,781 shares issued and outstanding as of both December 31, 2020 and 2019.	9	9
Class B common stock, $0.000001 par, 65,000,000 shares authorized, 7,608,441 and 490,301 shares issued and outstanding as of December 31, 2020 and 2019, respectively.	7	-
Additional paid-in capital	6,100,123	4,812,531
Accumulated deficit	(6,390,481)	(5,240,463)
Total Stockholders' Deficit	(290,312)	(427,894)
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$ 740,118	$ 485,169

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

YOUSOLAR, INC.
Statements of Operations
For the years ended December 31, 2020 and 2019

	2020	2019
Service revenues	$ 546	$ 1,500
Sales, net	11,464	-
Cost of goods sold	(9,494)	-
Gross profit on sales	1,970	-
Operating Expenses:		
General and administrative	743,839	459,040
Research and development	386,956	250,373
Sales and marketing	35,008	4,578
Total Operating Expenses	1,165,803	713,991
Loss from operations	(1,163,287)	(712,491)
Other Income (Expenses):		
Gain on accounts payable forgiveness	62,795	-
Interest income	9	-
Interest expense	(49,535)	(31,650)
Total Other Income (Expenses)	13,269	(31,650)
Provision for income taxes	-	-
Net Loss	$ (1,150,018)	$ (744,141)

YOUSOLAR, INC.
Statements of Changes in Stockholders' Deficit
For the years ended December 31, 2020 and 2019

	Series Seed-1 Preferred Stock		Series Seed-2 Preferred Stock		Series Seed-3 Preferred Stock		Series Seed-4 Preferred Stock		Series Seed-5 Preferred Stock		Series Seed-6 Preferred Stock		Series A Preferred Stock		Class A Common Stock		Class B Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Deficit
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount			
Balance at December 31, 2018	6,207,787	$ 6	2,557,431	$ 3	2,018,566	$ 2	2,309,579	$ 2	1,814,742	$ 2	4,517,668	$ 5	2,745,850	$ 3	8,855,781	$ 9	490,301	$ -	$ 4,288,437	(4,496,322)	$ (207,853)
Issuance of preferred stock for cash	-	-	-	-	-	-	-	-	-	-	-	-	5,680,661	6	-	-	-	-	514,094	-	514,100
Conversion of notes payable to Series A preferred stock	-	-	-	-	-	-	-	-	-	-	-	-	110,497	-	-	-	-	-	10,000	-	10,000
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(744,141)	(744,141)
Balance at December 31, 2019	6,207,787	6	2,557,431	3	2,018,566	2	2,309,579	2	1,814,742	2	4,517,668	5	8,537,008	9	8,855,781	9	490,301	-	4,812,531	(5,240,463)	(427,894)
Issuance of common stock for cash	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	1,025,292	1	174,299	-	174,300
Issuance of common stock through Regulation Crowd Funding	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	5,989,149	6	1,018,149	-	1,018,155
Offering costs	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(202,374)	-	(202,374)
Conversion of notes payable to Series A preferred stock	-	-	-	-	-	-	-	-	-	-	-	-	1,215,466	1	-	-	-	-	109,999	-	110,000
Conversion of interest payable to Class B common stock	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	103,699	-	20,784	-	20,784
Stock-based compensation	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	163,285	-	163,285
Issuance of warrants	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	3,450	-	3,450
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(1,150,018)	(1,150,018)
Balance at December 31, 2020	6,207,787	$ 6	2,557,431	$ 3	2,018,566	$ 2	2,309,579	$ 2	1,814,742	$ 2	4,517,668	$ 5	9,752,474	$ 10	8,855,781	$ 9	7,608,441	$ 7	$ 6,100,123	(6,390,481)	$ (290,312)

YOUSOLAR, INC.
Statements of Cash Flows
For the years ended December 31, 2020 and 2019

	2020	2019
Cash Flows from Operating Activities		
Net loss	$ (1,150,018)	$ (744,141)
Adjustments to reconcile net loss to net cash used in operating activities:		
Gain on accounts payable forgiveness	(62,795)	-
Inventory write-off	3,902	-
Equipment write-off	-	783
Depreciation	702	685
Amortization	33,150	32,317
Stock-based compensation	163,285	-
Fair value of warrants	3,450	-
Changes in operating assets and liabilities:		
(Increase)/decrease in accounts receivable	(1,655)	-
(Increase)/decrease in notes receivable	(4,000)	(7,829)
(Increase)/decrease in inventory	(105,839)	(10,206)
(Increase)/decrease in prepaid expenses	(2,250)	-
(Increase)/decrease in deposits	(4,776)	-
Increase/(decrease) in accounts payable and accrued expenses	(22,510)	142,454
Increase/(decrease) in customer deposits	61,883	55,000
Increase/(decrease) in interest payable	21,329	18,866
Increase/(decrease) in license payable	-	(87,500)
Net Cash Used in Operating Activities	(1,066,142)	(599,571)
Cash Flows from Investing Activities		
Purchases of property and equipment	-	(3,509)
Purchases of intangibles	(20,000)	-
Cash Used in Investing Activities	(20,000)	(3,509)
Cash Flows from Financing Activities		
Due from related party	(7,530)	(6,617)
Proceeds from notes payable	187,500	160,500
Repayments of notes payable	(58,366)	(88,466)
Proceeds from Paycheck Protection Program loan	53,110	-
Proceeds from SAFE liability	68,000	20,000
Proceeds from issuance of preferred stock	-	514,100
Proceeds from issuance of common stock	174,300	-
Proceeds from issuance of common stock - Regulation CF	969,077	-
Offering costs	(202,374)	-
Net Cash Provided by Financing Activities	1,183,717	599,517
Net Change In Cash	97,575	(3,563)
Cash at Beginning of Year	24,553	28,116
Cash at End of Year	$ 122,128	$ 24,553
Supplemental Disclosure of Cash Flow Information:		
Cash paid for interest	$ 24,756	$ 12,784
Cash paid for income taxes	$ -	$ -
Supplemental Disclosure of Non-Cash Financing Activity:		
Conversion of notes payable to Series A preferred stock	$ 110,000	$ 10,000
Conversion of accrued interest to Class B common stock	$ 20,784	$ -

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

YOUSOLAR, INC.
Notes to the Financial Statements
As of December 31, 2020 and 2019 and for the years then ended

NOTE 1: NATURE OF OPERATIONS

YouSolar, Inc. ("the Company"), is a corporation organized on May 11, 2010 under the laws of Delaware, originally organized as Fireball Solar Technology LLC, a Delaware limited liability company, which was converted to a corporation on January 16, 2013 as Fireball Solar Technology, Inc. On April 22, 2013, the Company changed its name to YouSolar, Inc. The Company provides solar technology and hardware to customers. The Company began commercial operations in 2012.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to generally accepted accounting principles ("GAAP") in the United States of America ("U.S.") as promulgated by the Financial Accounting Standard Board ("FASB") Accounting Standard Codification ("ASC"). The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the balance sheet and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Cash and Cash Equivalents

The management considers all cash on hand and in banks and highly liquid securities with an original maturity of less than three months to be cash and cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and periodically evaluates the credit worthiness of the financial institutions and has determined the credit exposure to be negligible.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at their estimated collectible amounts and are periodically evaluated for collectability based on past credit history with customers and other factors. Provisions for losses on accounts receivable are determined based on loss experience, known and inherent risk in the account balance and current economic conditions.

Inventory

Inventory is stated at the lower of cost or market and accounted for using the weighted average cost method. Inventory as of December 31, 2020 and 2019 includes materials, which amounted to $112,953 and $11,016, respectively.

The management regularly evaluates inventory for possible impairment and obsolescence, and estimate inventory market value based on several subjective assumptions including estimated future demand and market conditions, as well as other observable factors such as current sell-through of the

YOUSOLAR, INC.
Notes to the Financial Statements
As of December 31, 2020 and 2019 and for the years then ended

Company's products, recent changes in product demand, global and regional economic conditions, historical experience selling through liquidation and price discounted channels, and the amount of inventory on hand. When the estimated inventory market value is less than its carrying value, the carrying value is adjusted to market value and the resulting impairment charge is recorded in costs of net revenues in the statements of operations. For the years ended December 31, 2020 and 2019, the Company wrote off inventory amounting to $3,902 and $0, respectively, to cost goods sold in the statements of operations.

Prepaid Expenses

Prepaid expenses include amounts paid in advance for services to be rendered to the Company. As of December 31, 2020 and 2019, this account includes advance payments for rent and research and development.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is recorded for property and equipment using the straight-line method over the estimated useful lives of assets, which is currently 5 years for its capitalized assets. The management reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. Property and equipment as of December 31, 2020 and 2019 and depreciation expense for the years then ended are as follows:

	2020	2019
Computer Equipment	$ 3,509	$ 3,509
Less: Accumulated depreciation	(936)	(234)
Property and equipment, net	$ 2,573	$ 3,275
Depreciation expense	$ 702	$ 685

Intangible Assets

Intangible assets include patent, product certification and licensing cost, website and trademark. Costs to acquire these intangible assets are capitalized and amortized over their expected economic useful lives, which is currently 16 years for patent, 10 years for product certification and licensing cost and 15 years for website. Management has determined that the acquired trademark is an indefinite-live intangible assets and therefore records no amortization expense but assesses it for impairment annually. Where the future benefits of the rights are unknown, these costs are expensed as incurred. For the years ended December 31, 2020 and 2019, the Company recorded no impairment.

YOUSOLAR, INC.
Notes to the Financial Statements
As of December 31, 2020 and 2019 and for the years then ended

Intangible assets as of December 31, 2020 and 2019 and amortization expense for the years then ended are as follows:

	2020	**2019**
Patent	$ 500,000	$ 500,000
Product certification and licensing cost	20,000	-
Website	9,000	9,000
Trademark	745	745
Total	529,745	509,745
Less: Accumulated amortization	(149,417)	(116,267)
Intangible asset, net	$ 380,328	$ 393,478
Amortization expense	$ 33,150	$ 32,317

Impairment of Long-Lived Assets

The management continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, the management assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, the management recognizes an impairment loss based on the excess of the carrying amount over the fair value of the Company's long-lived assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell. For the years ended December 31, 2020 or 2019, the Company does not have any impairment losses on long-lived assets.

Convertible Instruments

U.S. GAAP requires companies to bifurcate conversion options from their host instruments and account for them as free standing derivative financial instruments according to certain criteria. The criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. An exception to this rule is when the host instrument is deemed to be conventional as that term is described under applicable U.S. GAAP.

When the Company has determined that the embedded conversion options should not be bifurcated from their host instruments, the Company records, when necessary, discounts to convertible notes for the intrinsic value of conversion options embedded in debt instruments based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note. Debt discounts under these arrangements are amortized over the term of the related debt to their stated date of redemption. The Company also records, when necessary, deemed dividends for the intrinsic value of conversion options embedded

YOUSOLAR, INC.
Notes to the Financial Statements
As of December 31, 2020 and 2019 and for the years then ended

in preferred shares based upon the differences between the fair value of the underlying common stock at the commitment date of the transaction and the effective conversion price embedded in the preferred shares.

Fair Value of Financial Instruments

The Company's financial instruments consist primarily of cash, accounts receivable, notes receivable, accounts payable and accrued expenses, notes payable, interest payable.

FASB guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

As of December 31, 2020 and 2019, the carrying amounts of the Company's financial assets and liabilities reported in the balance sheets approximate their fair value.

Revenue Recognition

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied. No adjustments to revenue recognition were required from the adoption of ASC 606, which was adopted January 1, 2019 and retroactively applied to the periods presented. The Company generally recognizes revenues upon rendering of services, delivery, or installation of the promised goods.

YOUSOLAR, INC.
Notes to the Financial Statements
As of December 31, 2020 and 2019 and for the years then ended

Cash received from customer orders but not yet delivered or installed are recorded as customer deposits. Customer deposits as of December 31, 2020 and 2019 was $119,383 and $57,500, respectively.

Cost of goods sold includes product costs and associated freight, direct labor and overhead costs. Cost of goods sold for the years ended December 31, 2020 and 2019 was $9,494 and $0, respectively.

Advertising

Advertising costs are expensed as incurred. Total expense related to advertising was immaterial.

Research and Development

Research and development costs are expensed as incurred, which includes salaries, supplies and contractors' fees. Total expense related to research and development was $386,956 and $250,373 for the years ended December 31, 2020 and 2019, respectively.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, *Compensation - Stock Compensation*. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Gain on Accounts Payable Forgiveness

The Company recognized a gain of $62,795 for the year ended December 31, 2020 related to forgiveness of various previously accrued legal costs.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the consolidated financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect

YOUSOLAR, INC.
Notes to the Financial Statements
As of December 31, 2020 and 2019 and for the years then ended

attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future. The Company pays Federal and California income taxes at rates of approximately 21% and 8.8%, respectively, and has used an effective blended rate of 28% to derive net tax assets of $1,588,625 and $1,321,285 as of December 31, 2020 and 2019, respectively, resulting from its net operating loss carryforwards and other temporary book to tax differences. Due to uncertainty as to the Company's ability to generate sufficient taxable income in the future to utilize the net operating loss (NOL) carryforwards before they begin to expire in 2035, the Company has recorded a full valuation allowance to reduce the net deferred tax asset to zero.

The U.S. tax reform bill that Congress voted to approve December 20, 2017, also known as the Tax Cuts and Jobs Act (TCJA), made sweeping modifications to the Internal Revenue Code, including a much lower corporate tax rate, changes to credits and deductions, and a move to a territorial system for corporations that have overseas earnings. The TCJA replaced the prior-law graduated corporate tax rate, which taxed income over $10 million at 35%, with a flat rate of 21%.

At December 31, 2020 and 2019, the Company has available net NOL carryforwards for federal tax of approximately $5.08 million and $4.25 million. Federal NOL incurred prior to tax year 2018 amounting to $3.25 million will be carried forward for 20 years and will begin to expire in 2033. Post-TCJA NOL amounting to $1.83 million and $1.00 million as of December 31, 2020 and 2019, respectively, will be carried forward indefinitely but limited to 80% of future taxable income beginning in 2021.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

The Company files U.S. federal and state income tax returns. The Company's tax returns for 2018 to 2020 remain open to examination by the taxing jurisdiction to which the Company is subject.

NOTE 3: GOING CONCERN

The accompanying financial statements are prepared on a going concern basis and do not include any adjustments that might result from uncertainty about our ability to continue as a going concern. The Company generated negative cash flows from operating activities, incurred net losses of $1,150,018 and $744,141 for the years ended December 31, 2020 and 2019, respectively, has a working capital deficit of $595,078 and accumulated deficit of $6,390,481 as of December 31, 2020, and has not generated significant revenues to date. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the

YOUSOLAR, INC.
Notes to the Financial Statements
As of December 31, 2020 and 2019 and for the years then ended

Company will be successful in these efforts. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: NOTES RECEIVABLE

The Company has two employee loan agreements amounting to $29,817 and $25,817 as of December 31, 2020 and 2019, respectively. Also, the Company has an employee loan agreement with its chief executive officer (CEO) amounting to $26,971 and $19,441 as of December 31, 2020 and 2019, respectively. These loans bear interest rate of 1% per annum and are payable on June 30, 2030 or as soon as the employee resigns.

NOTE 5: DEBT FINANCING AGREEMENTS

Convertible Notes

In 2012 to 2018, the Company issued various convertible notes for total principal of $3,627,723. These notes bear interest ranging from 2.04% to 15% per annum. In 2018, $3,495,823 of these convertible notes, including its total accrued interest of $323,624, were converted into Series Seed preferred stock, Series A preferred stock, and Class B common stock, leaving unpaid unconverted principal of $131,900 as of both December 31, 2020 and 2019. The Company incurred interest expense of $6,905 and $6,314 for the years ended December 31, 2020 and 2019, respectively, related to these unconverted notes and accrued interest payable of $28,730 and $21,826 as of December 31, 2020 and 2019, respectively. The Company and the note holders agreed to conversion agreements in 2021 as described in Note 11, which fully exhausted the repayment obligations under these agreements.

The convertible notes are subject to automatic conversion upon the next qualified equity financing (as defined in the note agreements) of not less than $2,500,000, or optional conversion upon a non-qualified financing at the majority holders' election. The conversion price on this conversion feature is either 33% premium or 20% to 80% discount (depends on class of equity to be converted), to pricing in the triggering equity financing or the share price implied by a valuation cap of $4,500,000 on the Company's fully diluted capital. The notes are also optionally convertible at maturity, where the conversion price under this conversion feature is at the share price implied by a valuation cap of $4,500,000 on the Company's fully diluted capital. If there is a corporate transaction (as defined in the agreement), the holders of the convertible notes may elect to convert to Class A common stock at the price per share implied by a valuation cap of $4,500,000 on the Company's fully diluted capital or take payment of 100% of the then outstanding principal plus accrued interest. The Company reviewed these notes for beneficial conversion features and determined the notes did not require discount for beneficial conversion features at the issuance dates.

Notes Payable

The Company has various short-term loan agreements from 2014 to 2018 with principal balances totaling $288,569 as of December 31, 2018. In 2020 and 2019, the Company issued various short-term loans amounting to $187,500 and $160,500, respectively. Interest rates on these loans are 10%

YOUSOLAR, INC.
Notes to the Financial Statements
As of December 31, 2020 and 2019 and for the years then ended

and 15% per annum with maturity period of less than a year. All these loans are unsecured and mostly are already due. In 2019, a $10,000 principal loan was converted to 110,497 shares of Series A preferred stock. In 2020, $110,000 of these loans' principal was converted to 1,215,466 shares of Series A preferred stock and $20,784 of related interest payable were converted to 103,699 shares of Class B common stock. Principal balances outstanding on these loans as of December 31, 2020 and 2019 amounted to $369,737 and $350,603, respectively. Most of the holders of these loans are the Company's stockholders and include notes payable to Company's CEO and his family amounting to $66,737 and $68,603 as of December 31, 2020 and 2019, respectively. Interest expense incurred on these loans for the years ended December 31, 2020 and 2019 amounted to $38,200 and $25,336, respectively. Interest payable as of December 31, 2020 and 2019 amounted to $65,771 and $72,130, respectively.

On March 5, 2020, the Company issued warrants to one of its lenders (see Note 6), valued at $3,450, which was recorded as a discount on the loan and amortized over its term. Amortization of discount to interest expense amounted to $3,450 for the year ended December 31, 2020.

SAFE Agreements

In 2020 and 2019, the Company issued simple agreements for future equity (SAFE Agreement) in exchange for cash investments amounting to $68,000 and $20,000 (the "Purchase Amount"), respectively. The terms provide for automatic conversion of the SAFE agreements' purchase amounts into the Company's preferred stock if and upon an equity financing event, which is generally defined as a transaction or series of transactions involving the issuance of the Company's preferred stock at a fixed pre-money valuation. The number of shares of preferred stock the SAFE agreements convert into is the Purchase Amount divided by the conversion rate determined either (a) valuation cap price (as defined in the agreement as a share price determined by a $10,000,000 post-money valuation on the Company's fully diluted capitalization); or (b) a 20% discount (15% on one SAFE agreement) to the share pricing in the triggering round, whichever results in a greater number of shares of preferred stock.

In the case of a liquidity event (as defined in the SAFE agreement) before the termination of the SAFE, the investor has the option to either a) receive a cash payment equal to the Purchase Amount or b) the amount payable on the number of common stock shares equal to the Purchase Amount divided by the liquidity price (as defined in the agreement as a share price determined by a $10,000,000 post-money valuation on the Company's fully diluted capitalization).

The SAFE agreements provide holders with various additional protections, including preferences over stockholders in a dissolution event for payment of the Purchase Amount and anti-dilution protections.

As no repayments nor conversions occurred to date, the balance of the SAFE liability as of December 31, 2020 and 2019 amounted to $88,000 and $20,000, respectively.

SBA Paycheck Protection Program Loan

On May 7, 2020, the Company obtained a Paycheck Protection Program (PPP) loan from a bank amounting to $53,110. This loan bears interest at 1% per annum and will mature 2 years from the date of first disbursement of the loan. As no repayments have occurred to date, the outstanding principal

YOUSOLAR, INC.
Notes to the Financial Statements
As of December 31, 2020 and 2019 and for the years then ended

balance as of December 31, 2020 was $53,110. This loan was forgiven in May 2021, as discussed in Note 11.

NOTE 6: STOCKHOLDERS' EQUITY/(DEFICIT)

The Company authorized 36,441,310 shares of preferred stock at $0.000001 par value and 132,000,000 shares of common stock at $0.000001 par value. The Company designated its preferred stock as 6,552,714 shares of Series Seed-1 preferred stock, 2,611,616 shares of Series Seed-2 preferred stock, 2,018,566 shares of Series Seed-3 preferred stock, 2,309,579 shares of Series Seed-4 preferred stock, 1,814,742 shares of Series Seed-5 preferred stock, and 4,559,507 shares of Series Seed-6 preferred stock (the Series Seed-1 preferred stock, Series Seed-2 preferred stock, Series Seed-3 preferred stock, Series Seed-4 preferred stock, Series Seed-5 preferred stock and Series Seed-6 preferred stock, collectively, are referred to as the "Series Seed preferred stock") and 16,574,586 shares of Series A preferred stock. The Company designated its common stock as 67,000,000 shares of Class A common stock and 65,000,000 shares of Class B common stock.

The original issuance price for each class of preferred stock is as follows:
- Series Seed-1 preferred stock: $0.3325
- Series Seed-2 preferred stock: $0.20
- Series Seed-3 preferred stock: $0.175
- Series Seed-4 preferred stock: $0.15
- Series Seed-5 preferred stock: $0.0613
- Series Seed-6 preferred stock: $0.05
- Series A preferred stock: $0.0905

All preferred stockholders have various other rights and preferences over common stockholders, including voting rights on an as-converted basis, and other protective provisions. The preferred stockholders have certain dividend preferences over common stockholders at a per share rate of 6% of each series of preferred stock's original issuance price (as defined above) per annum, and then ratable distribution of any additional dividends on an as-converted basis with common stock. The preferred stock is subject to an optional conversion right, where preferred stock is convertible into fully paid and non-assessable shares of Class B common stock at a 1:1 rate, with certain dilution protections. All shares of preferred stock are subject to automatic conversion into Class B common stock upon the earlier of an initial public offering with at least $30,000,000 gross proceeds or by vote or written consent of the requisite holders.

Preferred stockholders have liquidation preferences of (i) with respect to the Series Seed preferred stock, the product of 1.5 and applicable dilution protected original issue price per share (as defined above) and (ii) with respect to the Series A preferred stock, the applicable original issue price (as defined above), plus declared but unpaid dividends on such share. As of December 31, 2020 and 2019, the total liquidation preferences were $6,301,182 and $6,191,182, respectively. All remaining assets of the Company after satisfaction of the preferred stock liquidation preferences are distributed to common stockholders, but preferred stockholders are entitled to instead receive proceeds on an as-converted basis should such proceeds be greater than the liquidation preference.

YOUSOLAR, INC.
Notes to the Financial Statements
As of December 31, 2020 and 2019 and for the years then ended

Class A common stock have voting rights of 10 votes per share and Class B common stock have voting rights of 1 vote per share. Preferred stock is entitled to vote with holders of Class B common stock on an as-converted basis. The Class A common stock is subject to an optional conversion, where Class A common stock is convertible into fully paid and no-assessable shares of Class B common stock at a 1:1 rate.

Preferred Stock

In 2019, the Company issued 5,680,661 shares of Series A preferred stock at $0.0905 per share for gross proceeds of $514,100. Also, the Company issued 110,497 shares of Series A preferred stock in conversion of notes payable with principal amount of $10,000 at a conversion price of $0.0905, as discussed in Note 5.

In 2020, the Company issued 1,215,466 shares of Series A preferred stock in conversion of notes payable with principal amount of $110,000 at a conversion price of $0.0905.

As of December 31, 2020 and 2019, 6,207,787 and 6,207,787 shares of Series Seed-1 preferred stock were issued and outstanding, 2,557,431 and 2,557,431 shares of Series Seed-2 preferred stock were issued and outstanding, 2,018,566 and 2,018,566 shares of Series Seed-3 preferred stock were issued and outstanding, 2,309,579 and 2,309,579 shares of Series Seed-4 preferred stock were issued and outstanding, 1,814,742 and 1,814,742 shares of Series Seed-5 preferred stock were issued and outstanding, 4,517,668 and 4,517,668 shares of Series Seed-6 preferred stock were issued and outstanding, and 9,752,474 and 8,537,008 shares of Series A preferred stock were issued and outstanding, all respectively.

Common Stock

In 2020, the Company issued 5,989,149 shares of Class B common stock at $0.17 per share under Regulation Crowdfunding (Reg CF) through StartEngine Secure, LLC. The Company received total gross proceeds of $1,018,155 from this offering as of December 31, 2020 and incurred total offering costs of $202,374 for the year ended December 31, 2020. As of December 31, 2020, $49,078 of the invested funds is held under escrow and recognized as escrow receivable on the balance sheet.

In 2020, the Company issued 1,025,292 shares of Class B common stock at $0.17 per share for total proceeds of $174,300. Also in 2020, the Company issued 103,699 shares of Class B common stock in conversion of interest payable amounting to $20,784 at a conversion price of $0.2004, as discussed in Note 5.

As of December 31, 2020 and 2019, 8,855,781 and 8,855,781 shares of Class A common stock were issued and outstanding, and 7,608,441 and 490,301 shares of Class B common stock were issued and outstanding, all respectively.

Stock Options

The Company has adopted the 2013 Stock Plan (the "Plan"), which provides for the grant of shares of stock options to employees and non-employee directors. The Company has reserved 15,006,943

YOUSOLAR, INC.
Notes to the Financial Statements
As of December 31, 2020 and 2019 and for the years then ended

shares of Class B common stock for issuance under the Plan. The options generally have a term of ten years and vesting generally occurs immediately. As of December 31, 2020 and 2019, 2,815,075 and 12,420,075 shares of Class B common stock were available for grant, respectively.

A summary of options activities for the years ended December 31, 2020 and 2019 is as follows:

| | December 31, 2020 | | December 31, 2019 | |
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding - beginning of year	2,578,165	$ 0.07	2,578,165	$ 0.07
Granted	9,605,000	$ 0.03	-	$ -
Forfeited	-	$ -	-	$ -
Outstanding - end of year	12,183,165	$ 0.04	2,578,165	$ 0.07
Exercisable at end of year	12,183,165	$ 0.04	2,578,165	$ 0.07
Intrinsic value of options outstanding at year-end	$ -		$ 96,000	
Weighted average duration (years) to expiration of outstanding options at year-end	8.69		7.60	
Weighted average duration (years) to expiration of exercisable options at year-end	8.69		7.60	

The Company measures employee stock-based awards at grant-date fair value and recognizes employee compensation expense on a straight-line basis over the vesting period of the award. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company's common stock, and for stock options, the expected life of the option, and expected stock price volatility. The Company used the Black-Scholes option pricing model to value its stock option awards. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

The expected life of stock options was estimated using the "simplified method," which is the midpoint between the vesting start date and the end of the contractual term, as the Company has limited historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock options grants. The simplified method is based on the average of the vesting tranches and the contractual life of each grant. For stock price volatility, the Company uses comparable public companies as a basis for its expected volatility to calculate the fair value of options grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option. The estimation of the number of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the Company's current estimates, such amounts are recognized as an adjustment in the period in which estimates are

YOUSOLAR, INC.
Notes to the Financial Statements
As of December 31, 2020 and 2019 and for the years then ended

revised. In accordance with ASC 718, as a private company, the Company has elected to use a 0% forfeiture rate in calculating its stock compensation expense.

The stock option issuances were valued using the using the following inputs for the years ended December 31, 2020 and 2019:

	2020	2019
Risk Free Interest Rate	0.37%	n/a
Expected Dividend Yield	0.00%	n/a
Expected Volatility	69.00%	n/a
Expected Life (years)	5	n/a
Fair Value per Stock Option	$0.017	n/a

The Company calculated its estimate of the value of the stock-based compensation granted for the years ended December 31, 2020 and 2019 under FASB ASC 718, and recorded compensation costs related to the stock option grants of $163,285 and $0, respectively. As of both December 31, 2020 and 2019, there was no unrecognized stock-based compensation.

Warrants

Issuances

In 2020, the Company issued warrants to one of its lenders. The warrant expires after a 10-year term in 2030. The warrants provide the lender with the right to purchase up to 150,000 shares of Class B common stock at an exercise price of $0.01 per share. The warrants were valued under the Black-Scholes model at $3,450, which was recorded as a discount on the loan and amortized over its term.

The Black-Scholes fair value was determined using the following inputs:

Risk Free Interest Rate	0.67%
Expected Dividend Yield	0.00%
Expected Volatility	69.00%
Expected Life (years)	5
Fair Value per Stock Option	$0.023

Outstanding

Outstanding warrants for the purchase of Class B common stock as of December 31, 2020 and 2019 were 5,595,350 and 5,445,350, respectively. As of December 31, 2020 and 2019, no warrants have been converted into the Company's stock. As of December 31, 2020, the weighted average exercise price of the outstanding warrants was $0.19 per share, with a weighted average duration to expiration of 5.9 years and an intrinsic value of $29,462.

YOUSOLAR, INC.
Notes to the Financial Statements
As of December 31, 2020 and 2019 and for the years then ended

NOTE 7: RELATED PARTY TRANSACTIONS

The Company has notes receivable from its CEO amounting to $26,971 and $19,441 as of December 31, 2020 and 2019, respectively, as discussed in Note 4.

The Company has notes payable to its CEO and his family amounting to $66,737 and $68,603 as of December 31, 2020 and 2019, respectively, as discussed in Note 5.

The Company paid $2,678 and $0 of consulting fees to one of its founders for the years ended December 31, 2020 and 2019, respectively.

NOTE 8: CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 9: LEASE COMMITMENT

In October 2020, the Company entered into a lease agreement for office space, storage for solar applications, and assembly of components into electrical cabinets, which commenced on January 1, 2021 and for a period of three years ending December 31, 2023. The agreement called for a security deposit of $4,776 and one-month advance rental. The monthly rental fee is $2,250 for the first year, with subsequent annual rent increases of 3% over the next two years.

Future minimum payments under this lease are as follows:

2021	$27,000
2022	27,816
2023	28,656
Total future minimum lease payments	$83,472

NOTE 10: RECENT ACCOUNTING PRONOUNCEMENTS

Recently Adopted Accounting Pronouncements

In May 2014, the FASB issued ASU 2014-09, *Revenue from Contracts with Customers* (Topic 606). This ASU supersedes the previous revenue recognition requirements in ASC Topic 605—Revenue Recognition and most industry-specific guidance throughout the ASC. The core principle within this ASU is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers, which deferred the effective date for ASU 2014-09 by one year to fiscal years beginning after December 15, 2017, while providing the option to early adopt for fiscal years beginning after December 15, 2016. Transition methods under ASU 2014-09 must

YOUSOLAR, INC.
Notes to the Financial Statements
As of December 31, 2020 and 2019 and for the years then ended

be through either (i) retrospective application to each prior reporting period presented, or (ii) retrospective application with a cumulative effect adjustment at the date of initial application. The Company adopted this new standard effective January 1, 2019.

In February 2016, the FASB issued ASU 2016-02, *Leases* (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted. The Company is in the process of evaluating the impact of this standard.

In June 2018, the FASB issued ASU No. 2018-07, *Compensation - Stock Compensation* (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting ("ASU 2018-07"). ASU 2018-07 eliminates the separate accounting model for nonemployee share-based payment awards and generally requires companies to account for share-based payment transactions with nonemployees in the same way as share-based payment transactions with employees. The accounting remains different for attribution, which represents how the equity-based payment cost is recognized over the vesting period, and a contractual term election for valuing nonemployee equity share options. ASU 2018-07 is effective for non-public companies in fiscal years, and interim periods within those years, beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020 with early adoption permitted. The Company early adopted this standard effective in these financial statements, which did not have a material impact on Company's financial condition or results of operations.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying combined financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

NOTE 11: SUBSEQUENT EVENTS

SAFE Agreements

Subsequent to December 31, 2020, the Company issued SAFE agreements in exchange for cash investments totaling $3,000,000, under substantially similar terms to the SAFE agreements discussed in Note 5, aside from using a post-money valuation on the Company's capitalization of $20,000,000 for $2,000,000 of the SAFE agreements and $30,000,000 for $1,000,000 of the SAFE agreements.

Forgiveness of SBA PPP Loan

In May 2021, the SBA forgave the Company's PPP amounting to $53,110.

Lease Agreement

In June 2021, the term of the lease agreement discussed in Note 9 was extended for eight months, from January 1, 2024 to August 31, 2024. Effective July 19, 2021, the lease premises was adjusted to include an additional 1,250 square feet, with additional base rent for the expanded premises of $1,022

YOUSOLAR, INC.
Notes to the Financial Statements
As of December 31, 2020 and 2019 and for the years then ended

in July 2021 and $2,438 per month starting August 1, 2021, with subsequent annual rent increases of 3% over the next three years.

In May 2021, the Company entered into another lease agreement for office space, storage for solar applications and assembly of components into electrical cabinets, which commenced on May 27, 2021 and for a period of one year ending May 31, 2022. The agreement called for a security deposit of $2,340 and $337 advance rental, representing partial month's rental. The monthly rental fee is $2,340.

Regulation Crowdfunding

Subsequent to December 31, 2020, the Company issued 575,306 shares of Class B common stock at $0.17 per share under its then ongoing Reg CF offering for gross proceeds of $97,802 and incurred total offering costs of $2,755. Also, the Company issued 122,324 shares of Class B common stock to StartEngine Secure, LLC as commission of the Reg CF campaign.

Convertible Note Conversions

Subsequent to December 31, 2020, the holders of convertible notes of substantially all of the outstanding principal of $131,900 agreed to convert the outstanding convertible notes, including its accrued interest of $12,823, into 344,927 shares of Series Seed-1 preferred stock, 54,185 shares of Series Seed-2 preferred stock, 41,839 shares of Series Seed-6 preferred stock, 110,497 shares of Series A preferred stock, and 35,527 shares of Class B common stock.

Management's Evaluation

Management has evaluated subsequent events through December 21, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.